UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
      OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                    Commission File Number     000-25178

                        GS FINANCIAL PRODUCTS U.S., L.P.
             (Exact name of registrant as specified in its charter)


                P.O. BOX 896, HARBOUR CENTRE, NORTH CHURCH STREET
                GRAND CAYMAN, CAYMAN ISLANDS, BRITISH WEST INDIES
                                 (345) 945-1326
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              NIKKEI 225 INDEXED GROWTH NOTES DUE DECEMBER 22, 2000
            S&P ENHANCED STOCK INDEX GROWTH NOTES DUE AUGUST 9, 2002
    7% MANDATORILY EXCHANGEABLE NOTES DUE JULY 23, 1999 (SUBJECT TO MANDATORY
               EXCHANGE INTO SHARES OF OXFORD HEALTH PLANS, INC.)
               3% CITICORP EXCHANGEABLE NOTES DUE AUGUST 28, 2002
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)     [ ]            Rule 12h-3(b)(1)(i)     [X]
      Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(1)(ii)    [ ]
      Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(2)(i)     [ ]
      Rule 12g-4(a)(2)(ii)    [ ]            Rule 12h-3(b)(2)(ii)    [ ]
                                             Rule 15d-6              [ ]

         Approximate number of holders of record as of the certification or notice date: None



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         Pursuant to the requirements of the Securities Exchange Act of 1934, GS
Financial Products U.S., L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        GS FINANCIAL PRODUCTS U.S., L.P.,
                                        acting by its corporate general partner, GS Financial Products US Co.

                                        BY:  /s/ Brian J. Lee
                                            ----------------------------
                                            Name:  Brian J. Lee
                                            Title: Treasurer
Dated:  February 22, 2000